press release

ArcelorMittal expanding global portfolio of automotive steels in support of Action 2020 goals

New grades will help automakers achieve mandated lightweighting targets and promote more sustainable lifestyles

8 November 2016 - ArcelorMittal is expanding its global portfolio of automotive steels by introducing a new generation of advanced high strength steels (AHSS). These innovative steels include the launch of new press hardenable steels (PHS) Ductibor® 1000 and Usibor® 2000 – both of which are already available for OEM qualification testing in Europe - and martensitic steels MartINsite® M1700 and M2000. The company is also preparing to expand its family of third generation advanced high strength steel (3G AHSS), which currently includes Fortiform® 1050 in Europe, starting in 2017. Together, these new steel grades will help automakers further reduce body-in-white weight to improve fuel economy without compromising vehicle safety or performance.

“The launch of these steels aligns with our Action 2020 program, a strategic roadmap that aims to achieve targeted financial improvements for the company by 2020,” said Brian Aranha, executive vice president, global automotive, ArcelorMittal. “Action 2020 efforts include cost optimization and steel shipment volume increases, as well as an improved portfolio of high added value products. These products ensure ArcelorMittal is best positioned to meet customer requirements via a strong technical and product portfolio.”

ArcelorMittal is now able to provide samples of Ductibor® 1000 to customers for qualification testing in North America. Ductibor® 1000 is a high-strength press hardenable steel that offers good energy absorption capacity. Typical applications for Ductibor® 1000 include energy absorption parts such as front and rear rails and lower B-pillars.

Usibor® 2000, an aluminum-silicon coated PHS and stronger than its predecessor Usibor® 1500, enables automakers to fabricate parts with complicated geometry at a very high strength without formability or springback challenges. Typical applications for Usibor® 2000 include strength-critical passenger compartment parts such as rockers, pillars, roof rails and cross members. Usibor® 2000 is currently available in Europe for OEM qualifications and will be available in North America in early 2017 with commercial production expected in late summer 2017.

“Usibor® is our key product in hot stamping and has been a major commercial and technical success in the global automotive industry,” said Mr. Aranha. “Looking ahead, the scope of hot stamping products in vehicles will continue to increase with the release of more advanced products like Usibor® 2000, which offers 10 to 15% weight savings when compared to existing hot stamping solutions.”

Usibor® 2000 is compatible with standard press hardening technologies and processes. Combining Usibor® 2000 with Ductibor® 1000 or other PHS into laser welded blanks (LWB) offers several significant advantages. These advantages include weight saving, improved crash behaviour and cost savings through material and manufacturing optimisation.

ArcelorMittal is also expanding its MartINsite® family of products to include MartINsite® M1700 and M2000, joining currently available MartINsite® M900, M1100, M1300 and M1500.

“MartINsite® is a very strong family of steels which are perfect for anti-intrusion parts such as bumper and door beams,” explained Mr. Aranha.

ArcelorMittal will have MartINsite® M1700 and M2000 available for OEM qualifications by mid-2017. The grades will be available for commercial production in early 2018.

All MartINsite® steels, Usibor® 1500 and 2000, and Ductibor® 500 and 1000 are all patented by ArcelorMittal.

ArcelorMittal is also investing in AM/NS Calvert, its joint venture with Nippon Steel and Sumitomo Metals Corp. in Alabama, USA, to produce 3G AHSS cold-stamping steels in North America. Currently available and branded as Fortiform® in Europe, these High Formability (HF) steels provide strengths similar to the strongest dual phase steels, but with higher ductility and cold formability.

ArcelorMittal will produce cold-rolled and galvanized/galvannealed versions of HF 980 and HF 1180 in North America, targeting OEM qualifications by mid-2017. Commercial production, beginning with the cold-rolled grades, will occur in late 2017. Thanks to their excellent mechanical properties, these HF grades are particularly suitable for components limited by energy absorption, such as front and rear rails and upper motor compartment rails.

In Europe, an investment program is underway at ArcelorMittal Gent and ArcelorMittal Liege in Belgium, to increase ArcelorMittal’s annual European production of 3G AHSS.

Globally, ArcelorMittal boasts some of the most technologically advanced automotive steelmaking operations and incorporates a range of modern steelmaking technologies. Approximately 30% of the company’s global R&D budget - $227 million in 2015 - is for automotive research. Half of ArcelorMittal’s 1,300 researchers focus on automotive.

"ArcelorMittal's current and emerging catalogue of automotive products and solutions supports carmakers in optimising vehicle weight and cost, while meeting stringent safety standards. We are also committed to manufacturing products that advance sustainable lifestyles. Steel helps cars to be lighter, which reduces carbon emissions, but it is also infinitely and easily recyclable. Additionally, compared to competing materials, steel has a significantly smaller environmental footprint.” concluded Mr. Aranha.

NOTE: Expected release dates are valid as of October 1, 2016 and are subject to change.